
10015512



FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Christine Nixon joins Foster's Board"

Released: 1 April 2010

Pages: 2
(including this page)


SEC MAIL
RECEIVED
PROCESSING
SECTION
APR 12 2010
WASH, D.C.
193

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

dlw 4/14


FOSTER'S
GROUP

1 April 2010

CHRISTINE NIXON JOINS FOSTER'S BOARD

Christine Nixon will join the Foster's Group Limited (Foster's) Board of Directors as a non-Executive Director from 1 April 2010.

"On behalf of shareholders I am very pleased to welcome Christine to the Foster's Board", said Foster's Chairman, David Crawford. "Christine's leadership, management experience and her strong community focus will be an asset at the Foster's Board table."

After an outstanding career in the NSW and Victorian Police force, Christine became Victoria's first female Chief Commissioner, leading a team of 14,000 staff and managing a $1.7 billion budget for eight years before her retirement in February 2009.

Following her retirement, Christine was appointed to lead the response effort for the 2009 'Black Saturday' Victorian bushfire tragedy as Chair of the Victorian Bushfire Reconstruction and Recovery Authority.

"I'm excited by the opportunity." Christine said. "I look forward to drawing on my management experience and understanding of community issues to make a meaningful contribution as a Foster's Director."

Christine joined the NSW police force in 1972 before completing a Bachelor of Arts at Macquarie University and a Master of Public Administration at Harvard University. Christine is also a Patron of the Allanah and Madeline Foundation, the Victorian Soccer Foundation Incorporation, Operation Newstart Victoria and the Phoenix Club Inc.

Christine is a recipient of the Committee for Melbourne's 2009 Citizens Award, the Save the Children's 2009 White Flame award and was previously voted amongst BRW's 10 most innovative leaders and included in AFR Boss Magazine's True Leaders survey.

Further information:

Media

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 8626 2685
Mob: +61 417 033 623


SEC MAIL
RECEIVED
PROCESSING
APR 12 2010
WASH. D.C.
193
SECTION


FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Appendix 3Y – Change of Director's Interest Notice x 4"

Released: 1 April 2010

Pages: 9
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Rule 3.19A.2

Appendix 3Y


SEC MAIL
RECEIVED
PROCESSING
APR 12 2010
WASH. D.C.
193
SECTION

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Alexander Crawford
Date of last notice	11 March 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Melpeat Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	1 April 2010	1 April 2010	N/A
No. of securities held prior to change	1,091	39,129	24,114
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	560	647	Nil
Number disposed	Nil	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.4002 per share	$5.4002 per share	N/A
No. of securities held after change	1,651	39,776	24,114 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan	Issue of securities under dividend reinvestment plan	N/A

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 1 April 2010

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian David Johnston
Date of last notice	30 October 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	LTIP Incentive Pty Ltd	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	1 April 2010	N/A	N/A
No. of securities held prior to change	7,787	63,210	207,424
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	6,187	Nil	Nil
Number disposed	Nil	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.4002 per share	N/A	N/A
No. of securities held after change	13,974	63,210 (No change)	207,424 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan	N/A	N/A

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 1 April 2010

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Maxwell Gilbert Ould
Date of last notice	5 March 2010

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Ould Superannuation Fund	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	1 April 2010	1 April 2010	N/A
No. of securities held prior to change	21,795	51,562	21,286
Class	Ordinary Shares	Ordinary Shares	Ordinary Shares
Number acquired	957	1,146	Nil
Number disposed	Nil	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.4002 per share	$5.4002 per share	N/A
No. of securities held after change	22,752	52,708	21,286 (No change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back.	Issue of securities under dividend reinvestment plan	Issue of securities under dividend reinvestment plan	N/A

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 1 April 2010

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael James Ullmer
Date of last notice	7 October 2010

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A	Foster's Share Plans Pty Ltd (pursuant to the Directors' Share Purchase Plan)
Date of change	1 April 2010	N/A
No. of securities held prior to change	10,110	4,016
Class	Ordinary Shares	Ordinary Shares
Number acquired	92	Nil
Number disposed	Nil	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5.4002 per share	N/A
No. of securities held after change	10,202	4,016 (No Change)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under dividend reinvestment plan	N/A

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated – 1 April 2010

+ See chapter 19 for defined terms.